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                                                          OMB APPROVAL
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                   UNITED STATES                  OMB Number:         3235-0058
         SECURITIES AND EXCHANGE COMMISSION       Expires:     January 31, 2002
              WASHINGTON, D.C. 20549              Estimated average burden
                                                  hours per response . .   2.50
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                    FORM 12B-25
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                                                          SEC FILE NUMBER
            NOTIFICATION OF LATE FILING                      333-35083
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                                                           CUSIP NUMBER
                                                            911358AC3
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(check one): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

        For Period Ended:            November 30, 2001
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             [ ]        Transition Report on Form 10-K
             [ ]        Transition Report on Form 20-F
             [ ]        Transition Report on Form 11-K
             [ ]        Transition Report on Form 10-Q
             [ ]        Transition Report on Form N-SAR
        For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

   United Refining Company
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Full Name of Registrant


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Former Name if Applicable

   15 Bradley Street
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Address of Principal Executive Office  (Street and Number)

   Warren, Pennsylvania  16365
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



        [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to file its Quarterly Report (the "Quarterly Report") on Form 10-Q for its fiscal quarter ended November 30, 2001 by the prescribed date of January 14, 2002 without causing undue hardship to the Company. Recent weather events in our area have resulted in a disruption of normal operational and administrative activities. As a result, management needs the additional period of five days to finalize its financial statements and allow sufficient time to file Form 10-Q for the quarter ended November 30, 2001. The registrant intends to file the quarterly report on or prior to the prescribed extended date.

SEC 1344 (2-99)


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PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                     James E. Murphy              (814)           726-4674
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                        (Name)                  (Area Code)  (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, identify report(s).

                                                                  [ X ]   Yes

                                                                  [   ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ X ]   Yes

                                                                  [   ]   No

          The Company expects to report an approximate $14.0 million decrease in net income for the current quarter compared to the prior quarter. This decrease was primarily due to falling worldwide petroleum prices and weakened oil product demand.


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                             United Refining Company
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                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


          Date:       1/15/2002                      By:  /s/  James E. Murphy
                -------------------------------        ------------------------
                                                        Chief Financial Officer

          INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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